KB HOME

10990 Wilshire Boulevard

Los Angeles, California 90024

July 15, 2011

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	KB Home
Form 10-K for the fiscal year ended November 30, 2010
Filed January 31, 2011
Form 10-Q for the quarterly period ended February 28, 2011
Filed April 11, 2011
File No. 1-9195

Dear Mr. Cash:

This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 15, 2011 regarding the Form 10-K for the fiscal year ended November 30, 2010 that we filed with the Commission on January 31, 2011 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended February 28, 2011 that we filed with the Commission on April 11, 2011 (the “Form 10-Q”).

Below we have reprinted the comments from the June 15, 2011 letter in bold, followed by our responses.

Form 10-K for the fiscal year ended November 30, 2010

Note 15. Legal Matters, page 81

1.	We note your response to our prior comment one and have the following additional comments:

(A)	Please provide us a rollforward of the value of your investment in South Edge from inception to the present date. Please ensure that you separately identify changes and the ending balance for each annual period. In addition, please clarify where each reduction in the value of your investment is reflected in your financial statements.

(B)	We note that you had $122 million of reserves relating to South Edge. Please provide us with a detailed summary of the components of these reserves, including when each charge was recorded and what line items included each charge in your income statements and balance sheets.

(C)	It appears that certain South Edge reserves may have been recorded as inventory impairment charges. Given that it appears you had not purchased any land from South Edge and did not have an unconditional obligation to purchase land when the reserves were recorded, please tell us how you determined that an inventory impairment charge was required to be recorded. In this regard, please tell us what consideration you gave to including the potential losses arising from the purchase price of the South Edge land in your assessment of the carrying value of your investment.

(D)

We note from your letter dated March 29, 2011, that land option purchase contracts established prices when the joint venture was formed in 2004 and amended upward in the second quarter of 2007. Please provide us a comprehensive explanation of the terms of these contracts, including the pricing terms. Please further explain the factors that led you to record inventory impairment charges in the third and fourth quarters of 2007. We also note your statement that, beginning in the second quarter of 2008, you concluded you could acquire land from South Edge at prices below those earlier established. Please provide us a comprehensive explanation of how you came to this conclusion and what consideration you gave to the terms of the contracts. Since it appears that the reserves you recorded in 2007 were based on higher land purchase prices, please tell us when and how you incorporated the impact of the 2007 reserves and your subsequent expectation of lower pricing in your 2008 charges.

(E)	We note that you applied $113.8 million of your $122 million reserve balance to your loss on the loan guarantee. Please provide us with a more specific discussion of how you used the remaining reserve balance for other net liabilities related to South Edge.

(F)	Please explain to us if and how the reserves you disclosed in your response to our prior comment five relate to the reserves you disclosed in your response to our prior comment one.

Response:

For clearer presentation, we have formatted our response with lettered paragraphs and have substituted in the above comment corresponding letters for the bullet points in the June 15, 2011 letter.

(A)	South Edge Investment Rollforward. The table below presents a rollforward of the carrying value of our investment in South Edge, LLC (“South Edge”) from inception through February 28, 2011 (in millions). The footnotes to the table below identify where the changes in the carrying value of our investment were reflected in our consolidated financial statements.

	Beginning balance	Net contributions (distributions)(a)	Income (loss) from joint venture (b)	Other		Ending balance
Fiscal year 2004	$—	$95.7	$—	$—		$95.7
Fiscal year 2005	95.7	2.1	0.1	—		97.9
Fiscal year 2006	97.9	33.1	0.2	—		131.2
Fiscal year 2007	131.2	(39.0)	15.5	—		107.7
Fiscal year 2008	107.7	7.6	(3.1)	—		112.2
Fiscal year 2009	112.2	3.5	(9.6)	(50.6	) (c)	55.5
Fiscal year 2010	55.5	2.0	(8.6)	6.4	(c)	55.3
Quarter ended February 28, 2011	55.3	0.6	(2.2)	(53.7	) (d)	—

		$105.6	$(7.7)	$(97.9)

(a)	Reflected as a corresponding net decrease or (increase) in cash and cash equivalents in our consolidated balance sheets.

(b)	Included in equity in income (loss) of unconsolidated joint ventures in our consolidated statements of operations.
(c)	Amount recorded is based on our assessments of the South Edge reserves and our investment balance as discussed below in 1(B). A corresponding increase or (decrease) was made to the South Edge reserves, which were included in accrued costs to complete, a component of accounts payable in our consolidated balance sheets.
(d)	Represents the write-off of our investment in South Edge, which was included in equity in loss of unconsolidated joint ventures in our consolidated statements of operations, as discussed in our response letter dated March 29, 2011.

(B)	South Edge Reserve Summary. As noted in our response letters dated March 29, 2011 and May 26, 2011, the remaining balance of reserves associated with South Edge totaled approximately $122 million at November 30, 2010. In all applicable periods through November 30, 2010, these reserves were included in accrued costs to complete, a component of accounts payable in our consolidated balance sheets. As described in our response letter dated March 29, 2011, the South Edge reserves were established through inventory impairment charges of $112.4 million recorded during 2007 and $65.0 million recorded during 2008 relating to the anticipated acquisition of our remaining share of land from South Edge. Consistent with our practice for recording inventory impairment charges, these charges related to South Edge land anticipated to be acquired were reflected in construction and land costs (i.e., cost of sales) in our consolidated statements of operations for each respective period. Other than the above-described inventory impairment charges recorded in 2007 and 2008, no adjustments to the South Edge reserves were recorded through November 30, 2010 that impacted our consolidated statements of operations.

After the South Edge reserves were established, the facts and circumstances surrounding South Edge continued to evolve. We performed analyses during 2009 and 2010 in order to evaluate our exposure related to South Edge and concluded that it was not probable that we would incur additional losses beyond those recognized in 2007 and 2008. Therefore, no additional charges resulted from the analyses performed during 2009 and 2010 with respect to South Edge. However, reflecting our assessments at the time of the probable outcome of matters relating to South Edge, as discussed below in 1(C), during 2009 and 2010 we revised the South Edge reserves and our investment in South Edge within our consolidated balance sheets. Through reclassifications in 2009, we reduced the South Edge reserves by $50.6 million to more closely align the balance of the reserves with the then-estimated amounts anticipated to be paid to resolve matters relating to South Edge (primarily paying off our share of the loans made to South Edge (“the “Loans”)). Through reclassifications in 2010, we increased the South Edge reserves by $6.4 million to reflect an increase in our estimate of the amounts anticipated to be paid to resolve matters relating to South Edge. Corresponding decreases or increases were made to our investment in South Edge in 2009 and 2010, respectively, as shown in the table above in 1(A), in order to more closely align the balance of our investment in South Edge with the estimated fair value of our remaining share of the South Edge land at each period end.

The following table summarizes the activity related to the South Edge reserves from inception through November 30, 2010 (in millions):

Inventory impairment charges (a)	$177.4
Reclassifications, net (b)	(44.2)
Cash payments and other (c)	(11.2)

Balance at November 30, 2010	$122.0

(a)	Comprised of $112.4 million and $65.0 million as discussed above.
(b)	Represents $50.6 million less $6.4 million as discussed above.
(c)	Primarily represents miscellaneous cash payments related to the South Edge land.

The approximately $122 million remaining balance of South Edge reserves at November 30, 2010 included $25.5 million for our estimated probable maximum share of the July 6, 2010 arbitration panel award discussed in our response letter dated May 26, 2011. As noted below in 1(E), these reserves also included $96.5 million for our estimate of the net amount that would be required to pay off our share of the Loans at a discount based on our assessment at November 30, 2010, as described in our response letter dated March 29, 2011.

(C)	South Edge Reserve Considerations. As part of our quarterly process described in our response letter dated March 8, 2011, we assess the overall carrying value of all of our inventory and investments in unconsolidated joint ventures. Consistent with our quarterly process, we have performed analyses throughout our involvement in South Edge to determine our probable exposure to losses, if any, with respect to South Edge. Each analysis considered all information known to us at the time, and our consolidated financial statements as of each quarter end reflected our then-current estimate of the probable outcome. Throughout our involvement in South Edge, the facts and circumstances surrounding South Edge have evolved, reflecting a complex and ever-changing mix of legal, operational, strategic and financial factors, as well as interests and events, that have impacted our assessments of how matters relating to South Edge would probably be resolved. As a result, the assumptions used in our analyses with respect to South Edge have evolved over time to reflect these changing facts and circumstances. As of each relevant quarter end, after estimating the probable outcome of matters relating to South Edge, we compared the net estimated impact of that outcome to the then-existing South Edge reserves and, as necessary, established or adjusted the South Edge reserves accordingly. If we believed at any quarter end that it was probable that we would incur losses beyond amounts already recognized with respect to South Edge, and we could reasonably estimate such losses, we recorded a charge to reflect the losses in our consolidated financial statements.

In our analyses with respect to South Edge during 2007, we assumed that we (through KB HOME Nevada Inc. (“KBN”)) and the other South Edge members would acquire our respective remaining shares of the South Edge land according to the terms established in the relevant South Edge land purchase contracts (including the established purchase price for the land, as discussed further below in 1(D)(a)). This assumption was based on our consideration of multiple factors, including, among others, the guarantees that we and the other South Edge members provided to the administrative agent for the South Edge lenders (the “Administrative Agent”) in connection with the Loans; non-refundable deposits we had made under the relevant South Edge land purchase contracts; and our substantial investment in South Edge. Therefore, we believed at the time that we would pay the established purchase price to acquire our remaining share of the South Edge land.

In 2007, we and the other South Edge members purchased land from South Edge in accordance with the terms of the relevant South Edge land purchase contracts. Due to southern Nevada housing market conditions prevailing at the time, we recorded impairment charges during 2007 with respect to the land we had purchased from South Edge during the year. These impairment charges reduced our basis in the purchased land and, therefore, were not part of the South Edge reserves discussed above in 1(B). Based on our assumption that we would purchase our remaining share of the South Edge land at the established purchase price, we recorded impairment charges during 2007 with respect to these anticipated future land purchases. As discussed above in 1(B), the charges relating to these anticipated future land purchases established the South Edge reserves. The assumption that we and the other South Edge members would acquire land from South Edge at the established purchase price supported our determination that our investment in South Edge was recoverable, as the proceeds from the land sales would be used by South Edge to repay the Loans and the South Edge members’ equity investments in full per the structure of the relevant South Edge contracts, as discussed below in 1(D)(a). Therefore, we did not adjust the carrying value of our investment in South Edge during 2007.

In 2008, southern Nevada housing market conditions deteriorated further from the previous year, and we recorded additional impairment charges with respect to both the land we had purchased from South Edge during 2007 and our anticipated future land purchases. The impairment charges related to the South Edge land we had purchased in 2007 reduced our basis in the purchased land and, therefore, were not part of the South Edge reserves discussed above in 1(B). The impairment charges related to South Edge that we recorded during 2008 with respect to our anticipated future land purchases reflected our belief at the time that we would purchase our remaining share of the South Edge land. In addition to the deteriorating housing market conditions, our assessments during 2008 took into account discussions among the South Edge members, including us, and the Administrative Agent and other South Edge lenders to reach a resolution regarding the Loans and the overall South Edge project that had been prompted by the significant financial difficulties of two South Edge members and the Administrative Agent’s issuance of a notice of default to South Edge with respect to the Loans after South Edge did not make an interest payment. Based on these changed circumstances and our experience in renegotiating the financial arrangements for similar projects, our view of South Edge changed. Unlike the analyses we performed during 2007, we believed during 2008 that it was probable that the Loans would be paid off at a negotiated discount, that the timing of future land purchases from South Edge by us and the other South Edge members would likely be extended, and that we and the other South Edge members would likely acquire our respective remaining shares of the South Edge land at prices below the established purchase price. These assumptions were described in our response letter dated March 29, 2011 and are further discussed below in 1(D)(c). Therefore, the impairment charges related to South Edge that we recorded during 2008 with respect to our anticipated future land purchases reflected an expected reduction in the purchase price for the land. At the same time, during 2008, we did not believe the expected reduction in the purchase price for the South Edge land would affect the ability of South Edge to return our investment because the reduction in the purchase price would have followed from a corresponding reduction in the amount of South Edge’s outstanding debt. Therefore, no impairments related to our investment in South Edge were identified or recorded in 2008.

Beginning in 2009, based on the then-current status of negotiations among the South Edge members and the Administrative Agent and other South Edge lenders, it appeared probable that the South Edge members would not acquire their respective remaining shares of the South Edge land directly from South Edge. Instead, we considered it probable that a settlement would be reached under which payments for land purchases would be made directly to the South Edge lenders and the South Edge members’ respective remaining shares of the South Edge land would be transferred to the members or to a newly created entity. Based on this changed view, we analyzed our investment balance to determine whether or not the fair value of our remaining share of the South Edge land would support the recoverability of the carrying value of our investment in South Edge. As discussed above in 1(B), we reclassified certain amounts within our consolidated balance sheets in 2009 and 2010 to more closely align the balance of the South

Edge reserves with the then-estimated amounts anticipated to be paid to resolve matters relating to South Edge, and to more closely align the balance of our investment in South Edge with the estimated fair value of our remaining share of the South Edge land.

As discussed in our response letter dated March 29, 2011 and as noted above in 1(A), we wrote off our investment in South Edge in the first quarter of 2011.

(D)	South Edge Land Purchase Contracts; Inventory Impairment Factors.

(a)	South Edge Land Purchase Contracts. In 2004, each of KBN and the other South Edge members entered into separate land purchase contracts with South Edge to purchase their respective shares of the South Edge land. In summary, these land purchase contracts were designed so that South Edge would receive, if and when a South Edge member exercised its rights to purchase South Edge land, proceeds sufficient to cover South Edge’s costs, plus a 10% markup. These land purchase contracts established a per-acre price for South Edge land based on a formula. This formula established the per-acre purchase price as follows: (i) the sum of all fees, costs and expenses incurred by South Edge to acquire, finance and develop all of the South Edge land, plus a 10 percent markup of such fees, costs and expenses, (ii) divided by the developable acreage of all of the South Edge land (excluding certain planned community facilities and public areas). Therefore, under these land purchase contracts, the per-acre purchase price is subject to periodic upward or downward revision to account for changes in the total project costs. In addition, each South Edge member and South Edge are to pay or reimburse the other, as applicable, to account for any differences between a per-acre price a South Edge member paid to acquire South Edge land and a subsequent upward or downward amendment to the per-acre purchase price in accordance with the land purchase contract formula.

In order to cover rising development costs for the South Edge project, South Edge and its lenders agreed in the second quarter of 2007 to increase by $50 million the maximum amount South Edge could borrow under the initial lending that was arranged in 2004 to partially finance the acquisition of the South Edge land and the development of the South Edge project. South Edge and the lenders also agreed to extend the maturity of a portion of the total debt. With the rising development costs that prompted South Edge to obtain the additional debt from the lenders, and the higher financing costs associated with such additional debt and other changes made in 2007 to the terms of the South Edge debt, the budget for the overall South Edge project was amended upward and, consequently, the per-acre purchase price established under the land purchase contracts increased.

(b)	Impairment Charges Recorded During 2007. As discussed above in 1(C), we recorded inventory impairment charges during 2007 as part of our quarterly process for assessing the overall carrying value of our inventory and investments in unconsolidated joint ventures. These impairment charges during 2007 were based on the established purchase price that we believed we would pay to acquire land in the future from South Edge relative to the decline in market prices for land and housing in southern Nevada during the period. We recorded these impairment charges in order to timely recognize expected losses arising from the anticipated purchase of our remaining share of the South Edge land at the established purchase price.

(c)	Anticipated Reduction of South Edge Land Prices. Per the structure of the land purchase contracts (as described above in 1(D)(a)), a reduction in the fees, costs and expenses incurred by South Edge to acquire, finance and develop the South Edge land have the effect of reducing the price South Edge members pay to acquire land. Therefore, a reduction in South Edge’s debt would result in a reduction to the purchase price that we/KBN and the other South Edge members would pay to acquire our respective remaining shares of land from South Edge.

As discussed in our response letter dated March 29, 2011 and above in 1(C), we believed that the South Edge lenders would be willing to accept a payoff of the Loans at a negotiated discount. This belief was based on the then-current status of negotiations with the South Edge lenders, uncertainty as to the potential enforceability of the guarantees (including the Springing Guaranty) that we and the other South Edge members provided to the Administrative Agent, and our experience in renegotiating the financial arrangements for similar projects. In addition, we believed that the South Edge lenders were interested in achieving resolution on the Loans more quickly than would be achieved through litigation or other enforcement efforts, particularly given the significant financial difficulties of two South Edge members (one of which eventually filed a voluntary bankruptcy petition and the other becoming subject to involuntary bankruptcy proceedings). Taking the foregoing into account in 2008, we therefore considered that there would be a reduction of South Edge’s outstanding debt and corresponding interest costs that would result in a reduction in the purchase price for acquiring South Edge land.

(d)	Incorporation of 2007 Reserves and Lower Land Pricing for 2008 Impairments. Each quarterly analysis we performed with respect to South Edge during 2007 and 2008 (as well as during subsequent periods) considered whether future cash flows to be realized from our use and eventual disposition of the South Edge land was sufficient to recover the carrying value of our investment in South Edge and our projected future basis in the South Edge land, with the projected future basis determined in relation to the then-assumed land purchase prices. If our current and projected future asset basis (i.e., joint venture investment and future land purchases) related to South Edge was not expected to be recoverable at the time a particular analysis was performed, we measured the amount of the estimated loss and, as necessary, established reserves (during 2007) or recorded increases to those previously established reserves (during 2008).

(E)	Application of Reserve Balance. The table below shows how the South Edge reserves, which totaled approximately $122 million at November 30, 2010, were applied to the loss on loan guaranty and utilized for other net liabilities related to South Edge during the quarter ended February 28, 2011 (in millions):

Balance at November 30, 2010	$122.0
Less: Accrual for arbitration (a)	(25.5)

Net balance at November 30, 2010 (b)	96.5
Activity during the quarter ended February 28, 2011:
Amounts reclassified to the South Edge reserves from amounts payable to South Edge (c)	17.9
Cash payments and other (d)	(0.6)

Balance at February 28, 2011 applied to loss on loan guaranty (e)	$113.8

(a)	Represents the segregated accrual for our estimated probable maximum share of the July 6, 2010 arbitration panel award, as discussed above in 1(B) and in our response letter dated May 26, 2011.
(b)	Represents our estimate of the net amount that would be required to pay off our share of the Loans as of November 30, 2010 as described above in 1(B).

(c)	In prior periods, we recorded liabilities for amounts payable to South Edge, primarily related to funding costs of developing the South Edge land. These liabilities were accrued separately from the South Edge reserves. In view of the February 3, 2011 court decision and the status at the time of our negotiations with the lenders to South Edge and the other South Edge members, our estimate of the probable outcome related to South Edge changed as of February 28, 2011 and we believed that we would no longer be obligated for the previously recorded amounts payable to South Edge. Therefore, the previously recorded liabilities for amounts payable to South Edge were reclassified within our consolidated balance sheet and included as part of the overall South Edge reserves, which were applied to the loss on loan guaranty and utilized for other net liabilities related to South Edge during the quarter ended February 28, 2011.
(d)	Primarily represents miscellaneous cash payments related to the South Edge land.
(e)	Amount of South Edge reserves as of February 28, 2011 applied to loss on loan guaranty, as discussed in our response letter dated May 26, 2011.

(F)	Relationship of South Edge Reserve and Arbitration Decision. As noted above in 1(B), the $25.5 million reserve disclosed in our response to comment five in our response letter dated May 26, 2011 was included in the approximately $122 million reserve disclosed in our response to comment one in that same response letter.

2.	We note your response to our prior comment two. Please tell us your intentions regarding expanding your disclosures in future filings.

Response:

We included disclosure in our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2011 (“Second Quarter 2011 Form 10-Q”) with respect to each of the subjects in comment two in your letter dated May 12, 2011, taking into account relevant developments since the date of that letter. The respective disclosures in our Second Quarter 2011 Form 10-Q are provided below.

(A)	Acres of South Edge Land and Fair Value of the Land. With respect to the number of acres of South Edge land to be acquired and the fair value of the land, as is, based on current market conditions, we included disclosure in our Second Quarter 2011 Form 10-Q in Note 10. Investments in Unconsolidated Joint Ventures in the Notes to Consolidated Financial Statements as follows in relevant part (with parallel disclosure in Part I. – Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Off-Balance Sheet Arrangements, Contractual Obligations and Commercial Commitments):

Based on the terms of a proposed consensual plan of reorganization for South Edge (“the Plan”), the Company anticipates acquiring approximately 600 developable acres of the land owned by South Edge. Therefore, the Company considers its probable net payment obligation to be partially offset by $75.2 million, the estimated fair value of its share of the South Edge land at May 31, 2011. The Company calculated this estimated fair value using a present value methodology and assuming that it would develop the land, build and sell homes on most of the land, and sell the remainder of the developed land. This fair value estimate at May 31, 2011 reflected the Company’s expectations of the price it would receive for its share of the South Edge land in the land’s then-current state in an orderly (not a forced) transaction under then-prevailing market conditions. This fair value estimate also reflected judgments and key assumptions concerning (a) housing market supply and demand conditions, including estimates of average selling prices; (b) estimates of potential future home sales and cancellation rates; (c) anticipated entitlements and development plans for the land; (d) anticipated land development, construction and overhead costs to be incurred; and

(e) a risk-free rate of return and an expected risk premium, in each case in relation to an expected 15-year life for the South Edge project.

(B)	Appreciation Factors in Estimating Fair Value. With respect to the appreciation factors used in our fair value estimate, we included disclosure in our Second Quarter 2011 Form 10-Q in Note 10. Investments in Unconsolidated Joint Ventures in the Notes to Consolidated Financial Statements as follows:

Among the key assumptions used in the present value methodology was the anticipated appreciation in revenues and costs over the expected life of the South Edge project. For revenues, the Company applied an annual appreciation factor of 5% to the average selling prices for its homes to be delivered at the South Edge project in the current quarter to estimate the average selling prices of homes expected to be sold during the relevant 15-year period. This appreciation factor reflected the following considerations: that average selling prices in the southern Nevada market will increase over the period within a range of long-term historical trends; that average selling prices will rebound from the current depressed levels; that recent negative media coverage of the bankruptcy process and other legal and development matters involving South Edge have depressed selling prices at the South Edge project relative to the Company’s experience at communities located near South Edge; that the South Edge project is a premium master planned community in the land-constrained southern Nevada market, factors that are anticipated to increase the average selling prices of homes at the project at a rate greater than other homes in the area over the life of the project; and that the uniqueness of the South Edge project in the southern Nevada market and the size of the Company’s share of the South Edge land can be leveraged to effectively manage home sales and pricing strategies to maximize revenues and profits. The following appreciation considerations were applied to costs: a factor of 10% was applied to the cost estimates in the current quarter for the development work expected to be completed over the life of the project, representing the potential cost increases and other uncertainties inherent in estimating development costs; and a factor of 1% was applied to home construction costs for anticipated inflation of such costs, taking into account historical trends and current market conditions. In addition, incremental increases in overhead costs that would be incurred in connection with the sale of each home were assessed as a function of the 5% appreciation factor applied to the average selling prices. These revenue and cost appreciation factors were determined using judgment and assumptions believed to be appropriate based on the information known to the Company at the time. Due to the judgment and assumptions applied in the estimation process with respect to the fair value of the Company’s share of the South Edge land at May 31, 2011, including as to the anticipated appreciation in revenues and costs over the life of the South Edge project, it is possible that actual results could differ substantially from those estimated. The Company will continue to review and update as appropriate its fair value estimates of its share of the South Edge land to reflect changes in relevant market conditions and other applicable factors.

(C)	Ability of Joint Venture Members to Fulfill Obligations. With respect to our belief as to the financial ability of the other parties subject to the joint venture to fulfill their obligations, we included disclosure in our Second Quarter 2011 Form 10-Q in Note 15. Legal Matters in the Notes to Consolidated Financial Statements as follows in relevant part (with parallel disclosure in Part II. – Item 1. Legal Proceedings):

The agreement is subject to bankruptcy court approval and may be terminated by the Administrative Agent or the Participating Members upon the occurrence of certain specified events, including a failure to meet the specified dates on which the above-described activities in support of the Plan are to occur. The Participating Members and the Administrative Agent currently expect to file the Plan and accompanying disclosure statement with the bankruptcy court in or around late July 2011. As of the date of this report, the Company believes that the other Participating Members, the Administrative Agent and the South Edge lenders that are party to the agreement are able to and will fulfill their respective obligations as contemplated under the Plan if it becomes effective.

Our future filings will include disclosures substantially similar to those above in 2(A), 2(B) and 2(C) as relevant.

Form 10-Q for the quarterly period ended February 28, 2011

Note 7. Inventory Impairments and Land Option Contract Abandonments, page 12

3.	We note your response to our prior comment four. Please tell us your intentions regarding expanding your disclosures in future filings. In addition, please provide us your inventory balance, by segment, based on the following expected delivery timeframes:

•	Less than one year;

•	One to three years;

•	Three to five years;

•	Five to ten years; and

•	Greater than 10 years.

Response:

We included disclosure in our Second Quarter 2011 Form 10-Q with respect to each of the subjects in comment four in your letter dated May 12, 2011, taking into account relevant developments since the date of that letter. The respective disclosures in our Second Quarter 2011 Form 10-Q are provided below.

(A)	Disclosure of Assessment of Current Market Conditions. With respect to how our inventory assessments consider current market conditions, we included disclosure in our Second Quarter 2011 Form 10-Q in Note 7. Inventory Impairments and Land Option Contract Abandonments in the Notes to Consolidated Financial Statements as follows (with parallel disclosure in Part I. – Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations):

When an indicator of potential impairment is identified for a land parcel or community, the Company tests the asset for recoverability by comparing the carrying value of the asset to the undiscounted future net cash flows expected to be generated by the asset. The undiscounted future net cash flows are impacted by then-current conditions and trends in the market in which an asset is located as well as factors known to the Company at the time the cash flows are calculated. The undiscounted future net cash flows consider recent trends in the Company’s sales, backlog and cancellation rates. Among the trends considered with respect to the three-month and six-month periods ended May 31, 2011 and 2010 was the impact on demand of the April 30, 2010 expiration of the federal homebuyer tax credit. Also taken into account are the Company’s future expectations related to the following: market supply and demand, including estimates concerning average selling prices; sales and cancellation rates; and anticipated land development, construction and overhead costs to be incurred. With respect to the three-month and six-month periods ended May 31, 2011, these expectations have reflected the Company’s experience that market conditions for its assets in inventory where impairment indicators are identified have been generally stable in 2010 and into 2011, with no significant deterioration or improvement identified as to revenue and cost drivers, excluding the temporary, though significant, impact of the expiration of the federal homebuyer tax credit. The Company’s inventory assessments therefore considered an expected improved sales pace as the Company moves through the remainder of 2011. The Company’s considerations in this regard took into account that, on a sequential basis, net orders for the second quarter of 2011 increased 53% from the first quarter of 2011.

Given the inherent challenges and uncertainties in forecasting future results, the Company’s inventory assessments at the time they are made generally assume the continuation of then-current market conditions, subject to identifying information suggesting a sustained deterioration or improvement in such conditions or other significant changes. Therefore, for most of its assets in inventory where impairment indicators are identified, the Company’s quarterly inventory assessments in 2011 will, at the time they are made, anticipate sales rates, average selling prices and costs to generally continue at or near then-current levels through an affected asset’s estimated remaining life. These estimates, trends and expectations are specific to each land parcel or community and may vary among land parcels or communities.

In its inventory assessments during the second quarter of 2011, the Company determined that the declines in its sales and backlog levels that it experienced in the third and fourth quarters of 2010 did not reflect a sustained change in market conditions preventing recoverability. Rather, they reflected the effects of the temporary surge in demand motivated by the April 30, 2010 expiration of the federal homebuyer tax credit. Also contributing to these declines in the Company’s sales and backlog levels were strategic reductions the Company made in selected communities in previous quarters.

(B)	Disclosure of Inventory Balance Realization. As to our expectations for the time period over which we expect to be able to fully realize our current inventory balance, we included disclosure in our Second Quarter 2011 Form 10-Q in Note 7. Inventory Impairments and Land Option Contract Abandonments in the Notes to Consolidated Financial Statements as follows:

The estimated remaining life of each land parcel or community in the Company’s inventory depends on various factors, such as the total number of lots remaining; the expected timeline to acquire and entitle land and develop lots to build homes; the anticipated future sales and cancellation rates; and the expected timeline to build and deliver homes sold. While it is difficult to determine a precise timeframe for any particular inventory asset, the Company estimates its inventory assets’ remaining operating lives under current and expected future market conditions to range generally from one year to in excess of 10 years. Based on current market conditions and expected delivery timelines, the Company expects to realize, on an overall basis, the majority of its current inventory balance within three to five years.

Our future filings will include disclosures substantially similar to those above in 3(A) and 3(B) as relevant.

In our response letter dated May 26, 2011, we estimated our February 28, 2011 inventory assets’ operating lives under current and expected future market conditions to range generally from one year to in excess of 10 years. The following table summarizes by reporting segment our inventory balance as of February 28, 2011, which totaled $1.77 billion, based on our current estimated timeframe as to when the last home within an applicable inventory land parcel or community will be delivered (in millions):

	Less than 1 year	1-2 years	3-5 years	6-10 years	Greater than 10 years	Total
West Coast	$162.3	$431.5	$188.6	$124.8	$.6	$907.8
Southwest	18.9	50.3	22.9	79.6	58.8	230.5
Central	80.2	123.3	56.2	33.2	.1	293.0
Southeast	66.7	57.5	68.4	86.3	64.2	343.1

Total	$328.1	$662.6	$336.1	$323.9	$123.7	$1,774.4

Note 14. Commitments and Contingencies, page 21

4.	We note that you have not concluded whether the outcome in nine lawsuits related to the allegedly defective drywall will be material to your consolidated financial position or results of operations. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof.

Response:

We revised our disclosure in our Second Quarter 2011 Form 10-Q in accordance with this comment, and our future filings will reflect this comment as relevant. We included disclosure in our Second Quarter 2011 Form 10-Q in Note 14. Commitments and Contingencies in the Notes to Consolidated Financial Statements as follows:

As of May 31, 2011, the Company has been named as a defendant in 10 lawsuits relating to the allegedly defective drywall material, and it may in the future be subject to other similar litigation or claims that could cause the Company to incur significant costs. Given the preliminary stages of the proceedings, the Company has not concluded whether the outcome of any of these lawsuits will be material to its consolidated financial statements.

Note 15. Legal Matters, page 23

5.	Please revise future filings to remove the word “adverse” from your disclosures as “material adverse effect” may imply a different assessment of materiality.

Response:

We revised our disclosures in our Second Quarter 2011 Form 10-Q in accordance with this comment, and our future filings will reflect this comment as relevant.

6.	We note your belief that your other legal matters are not likely to have a material adverse effect on your consolidated financial position or results of operations. Please revise future filings to remove the word “likely” to more specifically clarify whether you believe your proceedings will have a material impact on your financial statements. In addition, please also revise future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof. Further, please tell us, and revise future filings to clarify if this assessment contemplates the range of reasonably possible loss in excess of the amount accrued.

Response:

We revised our disclosures in our Second Quarter 2011 Form 10-Q in accordance with this comment, and our future filings will reflect this comment as relevant. We included disclosure in our Second Quarter 2011.

Form 10-Q in Note 15. Legal Matters in the Notes to Consolidated Financial Statements as follows (with parallel disclosure in Part II. – Item 1. Legal Proceedings):

In addition to the specific proceedings described above, the Company is involved in other litigation and regulatory proceedings incidental to its business that are in various procedural stages. The Company believes that the accruals it has recorded for probable and reasonably estimable losses with respect to these proceedings are adequate and that, as of May 31, 2011, it was not reasonably possible that an additional material loss had been incurred in an amount in excess of the estimated amounts already recognized on the Company’s consolidated financial statements. The Company evaluates its accruals for litigation and regulatory proceedings at least quarterly and, as appropriate, adjusts them to reflect (i) the facts and circumstances known to the Company at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments; (ii) the advice and analyses of counsel; and (iii) the assumptions and judgment of management. Similar factors and considerations are used in establishing new accruals for proceedings as to which losses have become probable and reasonably estimable at the time an evaluation is made. Based on its experience, the Company believes that the amounts that may be claimed or alleged against it in these proceedings are not a meaningful indicator of its potential liability. The outcome of any of these proceedings, including the defense and other litigation-related costs and expenses the Company may incur, however, is inherently uncertain and could differ significantly from the estimate reflected in a related accrual, if made. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a related accrual or if no accrual had been made, could be material to the Company’s consolidated financial statements.

*    *     *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.

Sincerely,

/S/ JEFF J. KAMINSKI

Jeff J. Kaminski

Executive Vice President and Chief Financial Officer

cc:

Tricia Armelin, Staff Accountant

Anne McConnell, Senior Staff Accountant

(U.S. Securities and Exchange Commission)

Brian J. Woram, Executive Vice President, General Counsel and Corporate Secretary

William R. Hollinger, Senior Vice President and Chief Accounting Officer

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